UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)1

Synacor, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

871561106
(CUSIP Number)

DANIEL B. WOLFE
180 DEGREE CAPITAL CORP.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042
Telephone: 973-746-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871561106

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,839,206
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,839,206
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,839,206
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IV

CUSIP No. 871561106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:
The aggregate purchase price of the 2,839,206 shares of Common Stock of the Issuer is $6,553,509 including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was working capital of and funds managed by the Reporting Person.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On March 1, 2019, the Reporting Persons entered into an Agreement with the Issuer (the "Agreement") regarding the composition of the Issuer’s Board of Directors (the "Board") and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference. Pursuant to the terms of the Agreement, the Issuer agreed to immediately (i) increase the size of the Board from eight (8) to nine (9) members and (ii) appoint Kevin M. Rendino (the "180 Degree Designee") to the Board as a Class III director, with an initial term that comes up for re-election at the Issuer’s 2020 annual meeting of stockholders (the "2020 Annual Meeting"). The Issuer also agreed, among other things, to recommend, support and solicit proxies for the election of the 180 Degree Designee in the same manner as it recommends, supports and solicits proxies for the election of the Issuer’s other nominees at any annual or special meeting of stockholders at which such 180 Degree Designee (or any replacement thereof) comes up for re-election to the Board.

The Agreement also provides that if the 180 Degree Designee, including any replacement thereof, is unable or unwilling to serve as a director, resigns as a director or is removed as a director prior to the expiration of the Standstill Period (as defined below) and at such time the Reporting Persons’ combined economic and beneficial ownership (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of shares is at least the lesser of (i) five percent (5.0%) of the Issuer’s then outstanding shares and (ii) 1,950,015 shares (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments), then 180 Degree Capital Corp. ("180 Degree" or "180") has the ability to recommend a substitute person to serve on the Board in accordance with the terms of the Agreement.

Pursuant to the terms of the Agreement, the Reporting Persons agreed, among other things: (i) not to nominate or recommend for nomination any person for election at, or submit any proposal for consideration at, or bring any other business before, any annual or special meeting of stockholders of the Issuer held during the Standstill Period (an "Applicable Meeting"); (ii) not to initiate, encourage or participate in any "withhold" or similar campaign with respect to any Applicable Meeting; and (iii) to appear in person or by proxy at any Applicable Meeting and vote all shares beneficially owned by the Reporting Persons in favor of any proposal supported by a majority of the Board; provided, however, that 180 Degree shall have the right to vote in its sole discretion with respect to any Extraordinary Transaction (as defined below).

The Reporting Persons also agreed to certain customary standstill provisions, effective as of the date of the Agreement through the date that is ten (10) days prior to the deadline for the submission of stockholder nominations for the election of directors at the 2020 Annual Meeting pursuant to the Issuer’s Bylaws; provided that if the Issuer offers to nominate the 180 Degree Designee (or any replacement thereof) for re-election at the 2020 Annual Meeting (which offer shall be made by the Issuer not less than ten (10) days prior to the expiration of the Standstill Period), then the Standstill Period shall be automatically extended to the day following the 2020 Annual Meeting; provided, further, that if the Standstill Period is extended as such, and if any of the Reporting Persons, its Affiliates or Associates takes any action with any Third Party (as defined in the Agreement) in connection with, or advises any Third Party that it is considering, conducting a proxy contest at any annual or special meeting of stockholders of the Issuer held during the Standstill Period, or provides the Issuer with a notice of nomination of director(s) at any Applicable Meeting, concurrently with such event the 180 Degree Designee (or any replacement thereof) will resign from the Board.

Pursuant to the terms of the Agreement, during the Standstill Period, the Reporting Person agreed not to, among other things, (i) solicit proxies regarding any matter to come before any Applicable Meeting; (ii) enter into a voting agreement or any group with stockholders other than the Reporting Persons’ affiliates and current group members; (iii) effect or seek to effect, offer or propose to effect, cause or participate in, or assist or facilitate any other person to effect or seek, offer or propose to effect or participate in, any tender or exchange offer, merger, acquisition, recapitalization, restructuring, disposition, distribution, spin-off, asset sale, joint venture or other business combination involving the Issuer or any of its Affiliates (each, an "Extraordinary Transaction"); or (iv) acquire beneficial ownership of any Common Stock or other equity securities of the Issuer in excess of 10.0% of the Issuer’s then outstanding shares of Common Stock.

On March 5, 2019, the Issuer and the Reporting Persons jointly issued a mutually agreeable press release to announce their entry into the Agreement.

Item 5.     Interest in the Securities of the Issuer

(a)(b)    The Reporting Person may be deemed to beneficially own, has the power to vote or direct the vote of, and the power to dispose or direct the disposition of in the aggregate 2,839,206 shares of Common Stock of the Issuer, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2018.

As of the close of business on March 4, 2019, 180.2 SPV Series - a Series of 180 Degree Capital Management, LLC ("180.2 SPV") beneficially owned 1,241,400 shares of Common Stock, constituting approximately 4.1% of the shares of Common Stock outstanding. As of the close of business on March 4, 2019, 180 beneficially owned 1,597,806 shares of Common Stock. 180, as the Investment Manager and Managing Member of 180.2 SPV, may also be deemed to beneficially own the 1,241,400 shares of Common Stock owned by 180.2 SPV, constituting approximately 3.2% of the shares of Common Stock outstanding.
(c)     The following shares of Common Stock of the Issuer were acquired in open market purchases within 60 days of the filing date of this statement:

Class of Security	Shares Purchased / (Sold)	Price ($)	Date of Purchase / Sale
180 DEGREE CAPITAL CORP.
Purchase of Common Stock	40,702	1.4888	12/31/2018
Purchase of Common Stock	2,500	1.5850	1/4/2019

(d)    No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)     Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 1, 2019, the Reporting Persons and the Issuer entered into the Agreement defined and described in Item 4 above, which is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.    Material to be Filed as Exhibits

99.1    Agreement, by and among 180 Degree Capital Corp. and Synacor, Inc., dated March 1, 2019 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2019).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2019

180 DEGREE CAPITAL CORP.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President

SCHEDULE A
Directors and Executive Officers of 180 Degree Capital Corp.

Name	Position and Present Principal Occupation	Principal Business Address	Citizenship
Kevin M. Rendino	Chairman of the Board of Directors and Chief Executive Officer	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Daniel B. Wolfe	Director, President, Chief Financial Officer and Chief Compliance Officer	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Alicia M. Gift	Senior Controller and Secretary	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Robert E. Bigelow, III	Vice President of Fund Development	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Stacy R. Brandom	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Charles E. Ramsey	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Richard P. Shanley	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Parker A. Weil	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA